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PROSPECTUS SUPPLEMENT (To Prospectus dated April 4, 2003)	Filed pursuant to Rule 424(b)(3) of the Rules and Regulations Under the Securities Act of 1933
Registration Statement No. 333-59284

ADVANSTAR COMMUNICATIONS INC.

12% Series B Senior Subordinated Notes Due 2011

Recent Developments

        The Prospectus is hereby amended to include the following information:

THE ACQUISITION

Overview

        On October 1, 2003, we acquired a portfolio of healthcare industry-specific magazines and related custom project services from The Thomson Corporation and its subsidiaries ("Thomson") for $135 million in cash, subject to post-closing working capital adjustment. We used the remaining net proceeds of our offering in September 2003 (the "September offering") of $70 million aggregate principal amount of second priority senior secured notes (after the repayment of approximately $12 million of revolving credit facility on the closing date of the September offering), $7 million of cash generated by operations, revolver borrowings of $13 million and proceeds of $60 million of equity contributions from Advanstar, Inc., which represent the proceeds from the sale by its parent company of equity to the DLJ Merchant Banking funds, to fund the acquisition and related fees and expenses. We have not prepared separate financial statements and pro forma financial statements giving effect to this acquisition since this acquisition is not "significant" as defined by SEC rules.

Business

        The Thomson healthcare portfolio of publications and custom project services are targeted at primary and specialty healthcare segments as well as nursing, pharmacy, dental and veterinary professionals. Specifically, the portfolio is composed of three groups: Medical Economics Communications Group, Dental Products Report Group and Veterinary Healthcare Communications Group. In total, the portfolio includes 15 magazines, one veterinary tradeshow, and a significant special projects group, which includes custom projects, symposia, and continuing medical education programs, which are produced in multiple media formats (print, audio, CD, live events, and on the Internet). Out of the 15 publications, 9 are ranked either 1st or 2nd in their fields based on the number of advertising pages in the twelve months ended December 31, 2002. Key publications include:

  •
  Medical Economics, one of the flagship publications serving physicians in the United States since its launch in 1923, which informs physicians about the business side of medicine and all the non-clinical issues associated with running a private, office-based practice;

  •
  Dental Products Report, a leading publication serving the information needs of dentists since 1967, which focuses on new products being introduced to the dental profession and features editorial content on techniques and product usage, trends in general and specialty dentistry, infection control and practice safety, new technologies, and cosmetic and restorative dentistry; and

  •
  Veterinary Economics, which is a leading source of practice management and business information for veterinarians in all private practice types—companion-animal, food animal, equine, exotic animal and mixed practice. Veterinary Economics and Veterinary Medicine will join our DVM Newsmagazine to give us a comprehensive combination of news, practice management and clinical publications.

        The following table sets forth information relating to the portfolio of magazines that we acquired from Thomson for the twelve months ended December 31, 2002:

	Magazines
Field	Ad Pages	Number of Magazines Ranked #1 or #2(1)
Medical Economics Group	6,530	5 of 8	(2)
Dental Products Group	2,587	3 of 5	(2)
Veterinary Healthcare Group	801	1 of 2

(1)
Ranking based on measured magazines for the twelve months ended December 31, 2002.

(2)
Ranking is based on the number of advertising pages as determined by PERQ/HCL, an independent third party. See "Note on Industry and Market Data—Trade Publications."

        We believe that healthcare is a long-term growth sector, in part due to the growing pharmaceutical market, as pharmaceutical manufacturers launch major marketing campaigns to doctors in healthcare publications and medical education for each drug introduction, and we expect to further benefit from that growth because of the acquisition. We also believe that the acquisition of Thomson's custom project offering provides a platform for growth in our own smaller custom product business. The acquisition also helps further diversify and balance our portfolio.

        We expect to integrate the Thomson publications and projects and services with our healthcare publications and projects and services into an expanded healthcare cluster. We expect that this integration will increase our net revenues and operating income in healthcare related publications and projects and services. The expanded healthcare cluster will be our largest in revenues, followed by our fashion & apparel cluster which would have accounted for 19% of our 2002 revenues on a pro forma basis (combining our historical revenues with the Thomson assets we have acquired). Because most of the assets in the portfolio consist of publications, in 2002 more than a majority of the combined revenues of Advanstar and the Thomson assets would have been derived from publications with the balance derived from trade shows and marketing services/other.

Financial Information

        The following table summarizes financial information for the fiscal year 2002 and the six months ended June 30, 2002 and 2003 for the portfolio of assets we acquired.

		Six months ended
	Year ended December 31, 2002	June 30, 2003	June 30, 2002
Revenues	$87,665	$40,821	$43,165
Royalty Payments(1)	3,053	1,423	1,502
Depreciation and Amortization	1,570	684	751
Operating income	13,922	4,622	6,330
Net income	8,374	2,774	3,809

(1)
Reflects payments for intellectual property licensed from another Thomson entity. We have acquired such intellectual property and will no longer make such royalty payments.

        We believe that the decline in operating results in 2003 is due to a decline in advertising revenue in certain journals as a result of reductions in FDA approvals for new drug introductions over the past two years and competitive pressures, among other factors, partially offset by an increase in projects revenue, which has lower incremental margins. While there can be no assurances, we believe that we will be able to remedy the decline in advertising revenue by strengthening and expanding the advertising sales and marketing teams, increasing marketing expenditures and creating cross-selling opportunities in both the advertising and projects areas across the combined Thomson and Advanstar product groups. We also expect that we will be able to achieve cost savings due to a reduction in corporate overhead, integration of operations and a reduction in paper and printing costs as a result of favorable pricing we can achieve due the substantial volume of publications in our portfolio. See "Risk Factors—Risks Relating to Our Business—Our growth strategy of identifying and consummating acquisitions entails integration and financing risk."

        We have not prepared separate financial statements and pro forma financial statements giving effect to the acquisition because the acquisition is not "significant" as defined by SEC rules. We do not expect that pro forma financial information would result in any material adjustments, other than an increase in depreciation and amortization to reflect purchase accounting adjustments and an increase in interest expense to reflect the September offering and the use of revolving borrowings to finance the acquisition. In addition, deferred revenue may be adjusted to its fair value due to purchase accounting, which would reduce pro forma revenue.

        This prospectus supplement, together with the prospectus, is to be used by Credit Suisse First Boston LLC in connection with offers and sales of the notes in market-making transactions at negotiated prices related to prevailing market prices at the time of the sale. Credit Suisse First Boston LLC may act as principal or agent in such transactions.

October 21, 2003

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ADVANSTAR COMMUNICATIONS INC. 12% Series B Senior Subordinated Notes Due 2011
THE ACQUISITION